                           UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    FORM 6-K

                        Report of Foreign Private Issuer

                         Pursuant to Rule 13a-16 or 15d-16
                       under the Securities Exchange Act of 1934

                     For the date of  28 April 2010

                      ALLIED IRISH BANKS, public limited company

                      Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Embargo 11:00                                                                                                                                                                                                              28th April 2010

Allied Irish Banks, p.l.c.

Annual General Meeting

Chairman Mr. Dan O'Connor's Speech

("AIB") (NYSE: AIB)  Chairman's speech to AIB Annual General Meeting in AIB Group, Bankcentre, Ballsbridge, Dublin 4, Ireland

Check against delivery

Good morning ladies and gentlemen, and welcome to our Annual General Meeting.

My name is Dan O'Connor, I'm the Executive Chairman of AIB. We have a quorum, so I now formally open the AGM.

The Notice of the Meeting was posted to Shareholders on 25th March 2010, and so I will dispense with the formal reading.

I'm joined on the platform on my far right by Maeliosa ÓhÓgartaigh, our Acting Group Chief Financial Officer, and to my immediate right, Colm Doherty, our Group Managing Director.  To my left is David O'Callaghan, our Company Secretary, and on my far left is Bryan Sheridan, our Group Law Agent.

The other Directors are present in the room, with the exception of Mr. Wilmers, who sends his apologies.

My intention is to allow as many people as possible to speak and to try and respond to your questions and comments as clearly as possible.

The first formal part of our proceedings is the Auditor's Report to the members.  This is set  out on pages 287 and 288 of our 2009 Annual Financial Report, which was sent to shareholders who requested it, and copies of which were available to you on your way into this morning's meeting.

As you are aware, the Auditor's Report has been increasing in length in recent years.  While Ms. Niamh Marshall, of our Auditor, KPMG, is present here this morning, I propose that, with the consent of the Meeting, we take the Auditor's Report as read.

[Assuming  no  objections]

Thank  you.

Let me start by acknowledging the obvious fact that AIB's financial performance in 2009 was highly unsatisfactory.

We lent too much money to the property and construction sector in Ireland in recent years and, as a result, most of our present problems were self inflicted. I want to again acknowledge that we take responsibility for these actions. On behalf of the board I wish to express our regret for the impact of past decisions on shareholders, staff, customers and the taxpayers of Ireland.

I also want to put on record AIB's appreciation for the financial support it has received from Irish taxpayers in 2009 and the Irish Government's commitment to continue that support.

Today I want to outline how we are trying to fix our problems.

We started to transfer property loans to the Government's National Asset Management Agency earlier this month.

The discount - or haircut - applied to these loans was 42%. In total, the agency took on loans from AIB with a nominal value of €3.29 billion in exchange for NAMA securities with a value of €1.90 billion.

The second set of loans to go to NAMA are now being prepared for transfer and when the overall process is complete a total of €23 billion in loans may move from AIB to the agency.

The Minister for Finance Brian Lenihan has set out what he expects from AIB in the future in terms of our capital requirements.

The Financial Regulator has said our targeted equity tier 1 capital ratio should be 7% in common with other banks - with our core tier 1 capital at 8%. The means that the total amount of additional equity capital that AIB needs to raise is €7.4 billion.

AIB's new management team, led by Group Managing Director Colm Doherty, has until 31 December to take the actions to meet our capital requirements.

We have a series of actions planned in this regard, however, if we are not able to meet the regulatory requirements through these planned actions, then the Government will provide the additional capital we need.

This would see the state increasing its stake in the bank. The extent of the Government's stake will become clearer in the coming months after we implement our planned actions.

The capital targets we have to meet are demanding.  AIB's self-help plan involves the sale of our UK and Polish businesses - and our stake in M&T.

The proceeds from these sales are expected to meet a substantial part of our capital needs.

I know many of you will share my sadness and regret that we had to make such sweeping decisions, especially those of you who have been with AIB for many years and who have worked so long and hard during that time to build it into an international organisation.

But the turmoil of recent times has made it vital for many companies to take radical action to ensure they can continue to operate - and, sadly, AIB is not immune from this trend.

Our capital raising plan also includes an equity issue targeted at private investors which will be underwritten by international investment banks or the Government.

Colm Doherty and the team are doing everything they can to rebuild AIB restore trust and confidence in this organisation and take the hard decisions needed.

AIB's future will also be influenced by the European Union's verdict on our restructuring plan. We continue to discuss the plan but as yet we have not got a date for the EU's ruling.

We are learning the lessons from the past and applying them to our actions and attitudes. Our credit underwriting, credit risk policy and strategy, best practice and standards are being overhauled and centralised so we won't repeat the mistakes which contributed to our present problems.

The new management team has also made initial progress in reducing AIB's costs to reflect the smaller AIB that will emerge over the next few months. We are also taking action to ensure we have both the pricing and lending structures in place that will enable us to successfully meet two of our key objectives - returning to profitability and supporting our customers through these difficult times.

We are committed to making a further €3 billion available in lending facilities for SMEs in each of 2010 and 2011.

Our trading performance in the year to date is broadly in line with our expectations in what continue to be very challenging conditions.

I hope you can see we are working hard to try to fix the many problems that face this organisation.

We are not there yet.  There is still some way to go.

But we are doing everything we can to make the positive changes needed to restore AIB - to viability, profitability and to a position where it can play a critical role in helping in the recovery of the Irish economy.

We now come to the formal part of the meeting, where we consider and vote upon the resolutions, and hear questions and comments from the floor.

As I said at the outset, my intention is to hear from as many people in the room as wish to speak so please be assured that we will get to you eventually.

If you wish to make a comment, or ask a question, please raise your hand and we'll get a microphone to you in sequence.

Please state your name before making your contribution.  First speaker please.

-ENDS-

After questions and answers …..

We now come to the formal part of the meeting …

For further information please contact:

Alan Kelly	Catherine Burke
General Manager, Corporate Services	Head of Corporate Relations and Communications
AIB Group	AIB Group
Dublin	Dublin
Tel: +353-1-6412162	Tel: +353-1-6413894
email: alan.j.kelly@aib.ie	email: catherine.e.burke@aib.ie

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)

Date  28 April 2010

                                                        By: ___________________
                                              Maelíosa óHógartaigh
                                                                           Acting Chief Financial Officer
                                                 Allied Irish Banks, p.l.c.